SECU[illegible] 14045270 [illegible]ISSION

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC Mail Processing Section
JUN 02 2014
Washington DC
404

SEC FILE NUMBER
8- 32162

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2013 (MM/DD/YY) AND ENDING March 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fairport Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14358 N. Frank Lloyd Wright Blvd., Suite B-14
(No. and Street)

Scottsdale, AZ 85260
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle, Nathan Talmadge, CPA
(Name – *if individual, state last, first, middle name*)

1901 Poat Oak Place Drive #4202, Houston, TX 77027
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick A. Conway, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fairport Capital, Inc., as of March 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DANIELLE ADAMS
NOTARY PUBLIC - ARIZONA
Maricopa County
My Commission Expires
January 12, 2018

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fairport Capital, Inc.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon
and
Supplemental Report on Internal Controls

For the Year-Ended March 31, 2014

Table of Contents

INDEPENDENT AUDITOR'S REPORT

To the Shareholder and
Board of Directors
Fairport Capital, Inc.

I have audited the accompanying statement of financial condition of Fairport Capital, Inc. (the "Company") as of March 31, 2014, and the related statements of operations, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The financial statements of Fairport Capital, Inc. as of March 31, 2013, were audited by other auditors whose report dated May 8, 2013, expressed an unqualified opinion on those statements.

Management is responsible for the preparation and fair representation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board of the United States (PCAOB). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

This audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the Supplemental Schedules required by Rule 17a-5 under the Securities and Exchange Act of 1934 is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Nathan T. Tuttle, CPA

Houston, TX
May 16, 2014

1901 Post Oak Park Drive #4202 - Houston, TX 77027 - (713) 526-1084

Fairport Capital, Inc.
Financial Statements

Statement of Financial Condition
As of March 31, 2014

Assets

	2014	2013
Current assets		
Cash and equivalents	$ 81,341	$ 91,642
Commission receivable	10,901	45,270
Other current assets	102	1,423
Deferred tax	1,083	758
Total Current Assets	93,427	139,093
Property and equipment		
Office equipment	5,526	5,526
Accumulated depreciation	(5,104)	(4,683)
Net property and equipment	422	843
Other assets		
Security deposit	1,200	1,200
Total other assets	1,200	1,200
Total assets	$ 95,049	$ 141,136

Liabilities and Shareholder Equity

	2014	2013
Current liabilities		
Accounts payable	$ 64,347	$ 102,237
Accrued liabilities	3,000	12,626
Income taxes payable	600	600
Total current liabilities	67,947	115,463
Shareholder equity		
Common stock - authorized 5,000 shares no par value		
Issued and outstanding 2,000 shares	43,950	43,950
Treasury stock - at cost	(14,180)	(14,180)
Accumulated deficit	(2,668)	(4,097)
Total shareholder equity	27,102	25,673
Total liabilities and shareholder equity	$ 95,049	$ 141,136

Fairport Capital, Inc.
Financial Statements

Statement of Operations
As of March 31, 2014

	2014	2013
Revenues		
Commissions and fees revenue	$ 563,496	$ 1,076,309
Interest income	141	671
Reimbursed expenses	6,524	9,217
Total revenue	570,161	1,086,197
Operating expenses		
Auto	14,510	22,607
Bank service charges	80	50
Client development	12,391	16,255
Commissions paid	466,763	901,220
Consulting	1,975	6,695
Contributions	475	9,384
Depreciation	421	1,000
Dues and subscriptions	105	2,312
Insurance	2,197	4,421
Licensing	22	-
Medical benefit plan	12,569	13,325
Office supplies	3,192	9,248
Office relocation	-	26,045
Other taxes	46	11
Postage	414	696
Professional fees	3,268	11,778
Regulatory fees	17,436	17,226
Rent	16,171	17,637
Telephone	4,659	5,357
Travel	11,813	21,897
Utilities	-	715
Total operating expenses	568,507	1,087,879
Net income (loss) before taxes	$ 1,654	$ (1,682)
Tax provision (benefit)		
Current tax provision	550	600
Deferred tax provision	(325)	430
Total tax provision	225	1,030
Net income (loss) after taxes	1,429	(2,712)
Beginning accumulated deficit	(4,097)	(1,385)
Ending accumulated deficit	(2,668)	(4,097)

Fairport Capital, Inc.
Financial Statements

Statement of Cash Flow
As of March 31, 2014

	2014	2013
Cash flows from operating activities		
Net income (loss)	$ 1,429	$ (2,712)
Adjustments to reconcile change in net income (loss) to cash used by operating activities		
Depreciation	421	1,000
Deferred tax provision (benefit)	(325)	430
(Increase) decrease in commission receivable	34,369	(20,882)
Increase in other current assets	1,321	(1,423)
Increase in other assets		(201)
Increase (decrease) in accounts payable	(37,890)	5,256
Increase (decrease) in accrued liabilities	(9,626)	4,805
Increase in income taxes payable		50
Total adjustments	(11,730)	(10,965)
Net cash used by operating activities	(10,301)	(13,677)
Cash flows from investing activities		
Purchase of equipment	-	(1,264)
Net cash used by investing activities	-	(1,264)
Net decrease in cash and cash equivalents	(10,301)	(14,941)
Beginning cash and cash equivalents	91,642	106,583
Ending cash and cash equivalents	$ 81,341	$ 91,642

Fairport Capital, Inc.
Financial Statements

Statement of Changes in Ownership Equity
As of March 31, 2014

	Capital Stock					
	Treasury Stock at Cost		Common Stock		Retained	
	Shares	Amount	Shares	Amount	Deficit	Total
Balance, March 31, 2013	-	$(14,180)	2,000	$43,950	$ (4,097)	$ 25,673
Capital Contribution						-
Net Loss					1,429	1,429
Balance, March 31, 2014	-	$(14,180)	2,000	$43,950	$ 2,668	$ 27,102

Fairport Capital, Inc.
Financial Statements

Statement of Changes in Subordinated Liabilities
As of March 31, 2014

Balance of Subordinated Claims at April 1, 2013		$ -
Additions	$ -	
Subtractions	$ -	
Balance of Subordinated Claims at March 31, 2013		$ -

Fairport Capital, Inc.

Notes to Financial Statements
As of March 31, 2014

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Fairport Capital Inc. (the "Company") was incorporated on March 6, 1984 in the State of Connecticut and is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is qualified to underwrite and sell direct placement programs, mutual funds, and variable annuities. The Company does not carry customer accounts, hold funds or securities of, or for customers. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

During 2013 the Company relocated all operations from Connecticut to Arizona.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Cash and equivalents -For the purposes of the statement of cash flows, the Company considers cash in banks and all highly liquid debt instruments with maturity of three months or less to be cash equivalents. The Company may maintain its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Use of accounting estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to the estimated amounts are recognized in the year in which such adjustments are determined.

Commissions receivable - Commissions receivable are carried at cost. No allowance for uncollectable accounts is required at March 31, 2014 as management does not believe it is exposed to any risk of loss based upon its historical experience.

Property and equipment - Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Asset lives are three to seven years.

Advertising -The Company's policy is to expense advertising as incurred.

Income taxes -Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will be either taxable or deductible when the assets and liabilities are recovered or settled. Management does not believe it has any uncertain tax positions.

The Company's tax returns remain open to examination by regulatory authorities from March 31, 2011 to present.

Medical Reimbursement Plan - On October 1, 1984, the Company adopted a medical reimbursement plan. This plan will pay premiums on health insurance and disability insurance contracts and any medical, dental and optical expenses which are not reimbursed by insurance policies of any officers and their family of the Corporation.

Officer's Salaries - The officer of the Company is a sales representative for the Company and has elected to receive commissions in lieu of salary.

NOTE 3 – RELATED PARTY TRANSACTIONS

Included in accounts payable is $56,000 due to the president for commissions earned and other reimbursable expenses. The president has elected to defer collection in order to be certain the Company has sufficient operating capital.

The Company paid $1,300 and $3,000 for March 31, 2014 and 2013, respectively to the president for accounting services.

The Company president personally guarantees the office lease.

NOTE 4 – INCOME TAXES

The Company records its state and federal tax liability in accordance with Financial Accounting Standards Codification 740. Deferred tax assets are recorded for temporary differences between the recognition of income and expense for tax and financial reporting purposes, using current tax rates.

The net deferred tax asset in the accompanying balance sheet at March 31, 2014 and 2013 includes the following items:

	2014	2013
Deferred tax asset	$ 1,188	$ 969
Deferred tax liability	(105)	(211)
Net deferred tax asset	$ 1,083	$ 758

Deferred taxes are related to a net operating loss carry-forward and depreciation.

The components of income tax expense (benefit) related to continuing operations at March 31, 2014 and 2013 are as follows:

	2014	2013
Federal		
Current provision	550	600
Deferred provision	(130)	172
	420	772
Totals	225	1,030

NOTE 5 – LEASE COMMITTMENTS

The Company leases office space under a non-cancelable lease arrangement Lease payments over the next five years are as follows:

For the year ended	
2015	$ 16,195
2016	6,645
2017	
2018	
2019	
Thereafter	
	$ 22,840

NOTE 6 – CONCENTRATION OF RISK

The majority of the Company's commission income is generated by only a few sales representatives, one of which is the president of the Company. The majority of the Company's commission income is derived from the sales of private placements, annuities and mutual funds.

NOTE 7 – NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-l also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital; ratio would exceed 10 to 1. At March 31, 2014, the Company had net capital of $20,687, which was $16,158 in excess of its required net capital which is the greater of $5,000 or 6 *2/3%* of aggregate indebtedness. The Company's ratio of indebtedness to net capital was 328 to 1.

NOTE 8 – SUBSEQUENT EVENTS

In accordance with FASB Accounting Standards Codification 855, Subsequent Events, the Company has evaluated subsequent events to the statement of financial position date of March 31, 2014 through May 16, 2014, which is the date the financial statements were issued. Management has determined that there are no subsequent events that require disclosure.

Fairport Capital, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended March 31, 2014

Computation of Net Capital

Total Stockholder's Equity			$ 27,102.00
Non-Allowable Assets			
A/R		3,608	
Other Current Assets		102	
Deferred Tax		1,083	
Property & Equipment		422	
Security Deposit		1,200	
Total Non-Allowable Assets			6,415
Haircuts on Securities Positions		-	
Undue Concentration Charges		-	
Total Securities Charges			-
Net Allowable Capital			20,687

Computation of Basic Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness			4,530
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer			5,000
Net Capital Requirement			5,000
Excess Net Capital			15,687

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness			67,947
Percentage of Aggregate Indebtedness to Net Capital			3

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Net Capital Computed and Reported on FOCUS IIA as of	March 31, 2014		20,687
Adjustments			
Increase in Equity		326	
Increase in Non-Allowable Assets		(326)	
Change in Securities Charges		-	
Net Capital per Audit			20,687
Reconciled Difference			-

Fairport Capital, Inc.

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended March 31, 2014

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1). Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2014, the Company had net capital of $20,687 which was $15,687 in excess of its required net capital of $5,000. The Company's net capital ratio was 328.45%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(i); "Special Account for the Benefit of Customers" is maintained.

SIPC Reconciliation Pursuant to SEA 17a-5(c)(4)

Fairport Capital, Inc. is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(C)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of Assessment and Payments (Form SIPC 6 and SIPC 7) to the Securities Investor Protection Corporation (SIPC) for the periods through March 31, 2014, which were agreed to by Fairport Capital, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Fairport Capital, Inc.'s compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. Fairport Capital, Inc.'s management is responsible for Fairport Capital, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no material differences.

2. Compared audited Total Revenue for the period of April 1, 2013 through March 31, 2014 (fiscal year-end) with the amounts reported on Forms SIPC 7, noting no material differences.

3. Compared any adjustments reported on Form SIPC 7 with supporting schedules and work papers, to the extent such exists, noting no material differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC 7, noting no material differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC 7 on which it was originally computed, noting no material differences.

We are not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Nathan T. Tuttle, CPA

May 16, 2014
Houston, TX

Report on Internal Control
For the Year-Ended March 31, 2014

To the Members and
Fairport Capital, Inc.
14358 N. Frank Lloyd Wright Blvd. Suite B-14
Scottsdale, AZ 85260

In planning and performing our audit of the financial statements of Fairport Capital, Inc. (the "Company") as of and for the year ended March 31, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of business performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of March 31, 2014 to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholders, the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Houston, TX
May 16, 2014

Nathan T. Tuttle, CPA